Exhibit 1

ASX Release

10 May 2017

BUDGET ANNOUNCEMENTS IMPACTING MAJOR BANKS

In its Budget announced on the evening of 9 May 2017, the Australian Federal Government announced a number of measures that will impact the Australian banking sector.

The most significant of these measures was the announcement of a major bank levy (the Levy) for Authorised Deposit-taking Institutions (ADIs) with licensed entity liabilities of at least $100 billion, from 1 July 2017. This Levy is expected to apply to the top five largest banks in Australia, including Westpac.

The Levy will be calculated quarterly as 0.015 per cent of an ADI’s licensed entity liabilities as at each Australian Prudential Regulation Authority (APRA) mandated quarterly reporting date (for an annualised rate of 0.06 per cent).

Liabilities subject to the Levy will include items such as corporate bonds, commercial paper, certificates of deposit, and Tier 2 capital instruments. The Levy will not apply to the following liabilities: additional Tier 1 capital and deposits of individuals, businesses and other entities protected by the Financial Claims Scheme.

We are currently working through the details and will require further information to confirm the specifics of the calculation for Westpac. Accordingly, it is currently uncertain what the financial impact for Westpac will be. Consultation on the Levy is expected to take place soon and when details are clearer Westpac expects to provide a further update to the market.

Ends.

For Further Information David Lording Head of Media Relations T. 02 8219 8512 M. 0419 683 411	Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863